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                                                             Exhibit 16(b)(2)
[U.S. REALTY ADVISORS, LLC LOGO]


February 21, 2001

Mr. Robert M. Vincent
Executive Vice President, CFO & Treasurer
Uno Restaurant Corporation
100 Charles Park Road
West Roxbury, MA 02132

RE: SALE/LEASEBACK OF PIZZERIA UNO CHICAGO BAR AND GRILL RESTAURANT PROPERTIES

Dear Bob:

The following agreement (this "Agreement") sets forth the primary business terms and conditions under which special purpose entities organized by principals of U.S. Realty Advisors, LLC (collectively, "Purchaser" or "Lessor") are interested in purchasing a portfolio of Pizzeria Uno Chicago Bar & Grill restaurant properties from Uno Restaurant Corporation ("Uno") or its affiliates or subsidiaries (collectively, "Sellers"), and subsequently net leasing such properties to Uno, in its capacity as lessee ("Lessee"), pursuant to a long term bond master lease.

THE PROPERTIES             Fee title in a portfolio of twelve (12) properties
                           including the land and improvements thereto (each a "Property" and, collectively, the "Properties") located in ten (10) states, and a Lessor's lien on all machinery, equipment and other personal property at each of the Properties.

GROSS PURCHASE PRICE       Approximately $25,140,000 including capitalized
                           closing costs ("Closing Costs").

LESSEE                     Uno Restaurant Corporation.

LESSOR A special-purpose, bankruptcy remote entity created by Purchaser for the purpose of acquiring the Properties and subsequently net leasing the Properties to Lessee.

PRIMARY LEASE TERM         Twenty (20) years from the date of closing (the
                           "Primary Term").

MASTER LEASE               The master lease for the Properties shall be an
                           unconditional, bond-type, triple-net form (the
                           "Master Lease"). Lessee shall be responsible for all costs and expenses associated with the management and maintenance of the Properties, including, but not limited to, operating expenses, maintenance, taxes,

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[U.S. REALTY ADVISORS, LLC LOGO]                           Mr. Robert M. Vincent
                                                               February 21, 2001
                                                                    Page 2 of 13

                           assessments, insurance, repairs and replacements, including roof and structural items. The obligation of the Lessee to pay rent under the Master Lease will be absolute and unconditional. The Master Lease shall require the Properties be used and operated under the brand name Pizzeria Uno Chicago Bar & Grill, other nationally or regionally recognized concepts of Lessee, or other restaurant concept of a nationally or regionally recognized owner/operator; provided however, that at all times during the Primary Term of the Lease, at least 80% (equal to nine (9)) of the Properties in the portfolio must be operated under the brand name Pizzeria Uno Chicago Bar & Grill or any other nationally or regionally recognized concepts operated by Lessee, as approved by Lessor and Lender.

RENT PAYMENT               Aggregate annual rent payments ("Rent Payments") for
                           the Properties will be payable in equal monthly installments in advance. Purchaser is willing to offer Lessee three alternative Rent Payment structures as indicated under Base Rent Payments on Exhibit A (attached hereto). The rental constants set forth on Exhibit A are expressed as a percentage of the Net Purchase Price. Exhibit A has been prepared assuming that RVI America Services Company ("RVI") will insure to Lender a balloon at maturity on the Financing equal to 35% of the appraised value of the Properties. If Purchaser does not obtain a policy equal to at least 35% of the appraised value of the Properties, the Rent Payments will be adjusted upward as appropriate.

PRICING PROCESS            The Rent Payments will be determined based on the
                           10-year U.S. Treasury Note Rate, the 10-year Swap
                           Spread, and Financing Spread (as specified in the Lender's Commitment letter) in effect not more than two (2) days prior to the date on which the Closing is to occur. To the extent that the 10-year U.S.
                           Treasury Note Rate, the 10-year Swap Spread, or
                           Financing Spread increases or decreases due to changes in capital market conditions at the time that Rent Payments are established, the Rent Payment schedule would be adjusted upward or downward.
                           Exhibit A annexed hereto illustrates changes in rental payments based on changes in the 10-year U.S.
                           Treasury Note Rate. The Base Case Rental Constant was determined based on a 10-year U.S. Treasury Note Rate of 5.85% and the current indicative Financing Spread.
                           In the

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[U.S. REALTY ADVISORS, LLC LOGO]                           Mr. Robert M. Vincent
                                                               February 21, 2001
                                                                    Page 3 of 13

                           event that changes in capital market conditions cause the Rental Constant to exceed 12.5%, Seller shall have the right not to proceed with the closing of the transaction, provided however, Sellers shall be responsible for all reasonable costs and expenses as provided in the section entitled "Closing Costs."

LEASE SECURITY DEPOSIT     At Closing, Lessee shall deposit with Lessor an
                           annually renewable clean irrevocable letter of credit in the amount of $1,000,000 from a bank and in a form acceptable to Lessor and Lender. In the event Lessee fails to renew or extend the letter of credit within 30 days of its scheduled expiration date, Lessor shall be entitled to draw upon the letter of credit and hold the proceeds thereof as hereinafter provided. The letter of credit shall serve as a security deposit ("Lease Security Deposit") for the performance of Lessee's obligations under the Master
                           Lease. Provided no event of default shall have occurred, the Lease Security Deposit shall be returned to Lessee within 30 days following Lessee's delivery of the Rent Payment scheduled to be paid on or about the 68th month of the Primary Lease Term.

RENEWAL OPTIONS/NEW
LEASE OPTION               Lessee will have the right to renew the Master Lease
                           for four (4), five (5)-year terms at the expiration of the Primary Term or the applicable renewal period, as long as no default or event of default shall have occurred and be continuing beyond applicable notice and grace periods for each renewal. If Lessee chooses one of the escalating options, the net rent for each renewal term shall be either (i) the net rent in effect at the end of the Primary Term or preceding renewal period, as the case may be, increased by 1.2% for the first year and each succeeding year of the applicable renewal term or (ii) the net rent in effect at the end of the Primary Term or preceding renewal period, as the case may be, increased by 6%.
                           If Lessee chooses the flat rent payment structure, Lessee may select one of the renewal rent fixed rate options as set forth on Exhibit A annexed hereto.
                           Lessee shall elect the rent and corresponding renewal option prior to the closing of this transaction. The first Renewal Option must be exercised no later than 18 months prior to expiration of the Primary Term and subsequent renewals must be exercised no later than nine (9) months prior to expiration of the previous renewal term.

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[U.S. REALTY ADVISORS, LLC LOGO]                           Mr. Robert M. Vincent
                                                               February 21, 2001
                                                                    Page 4 of 13

                           At the end of the Primary Term, Lessee shall also have the right to enter into a new master lease for not less than ten (10) of the Properties as consented to by Lessee and Lessor, whose consent shall not be unreasonably withheld, and, in the event of such election, the rent and other terms under the new master lease shall be adjusted in a manner consistent with the Rent Payment structure and other terms from the Primary Term.

FINANCING                  The closing of the equity portion of the transaction
                           will be simultaneous with FFCA Funding Corporation
                           ("Lender") providing first mortgage financing
                           ("Financing") to Purchaser on the conditions as outlined in the commitment letter annexed hereto as Exhibit B (the "Commitment").

AGGREGATE FIXED CHARGE
COVERAGE Lessee shall be required to achieve and maintain an aggregate annual Fixed Charge Coverage Ratio (as defined below) to be calculated at Lessee's fiscal year end with respect to all of the Properties equal to or greater than 1.25:1. If Lessee does not achieve such annual Fixed Charge Coverage Ratio within 30 days following notice from Lessor, Lessee shall be required at its election to:

                           1. make a rejectable offer to substitute a substitute property or properties acceptable to Purchaser and Lender and otherwise qualifying as a Substitute Property (as defined in the section titled
                                    "Substitution", below) for those Properties having the lowest Fixed Charge Coverage Ratio (as determined on a Property by Property basis) to the extent necessary to raise the Fixed Charge Coverage Ratio to not less than 1.25 to 1; or

                           2. make a rejectable offer to purchase those Properties having the lowest Fixed Charge Coverage Ratio (as determined on a Property by Property basis) to the extent necessary to raise the Fixed Charge Coverage Ratio on the Properties remaining to not less than
                                    1.25 to 1. The purchase price for the
                                    Properties being purchased by Lessee shall be a scheduled termination value (attached as Exhibit C hereto) (but without any yield maintenance payment due on the Financing); or

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[U.S. REALTY ADVISORS, LLC LOGO]                           Mr. Robert M. Vincent
                                                               February 21, 2001
                                                                    Page 5 of 13

                           3. prepaying Rent (a "Prepayment of Rent") to the extent necessary to raise the Fixed Charge Coverage Ratio to not less than 1.25 to 1 on the remaining Rent Payments; or

                           4. subject to approval by Purchaser's and Lender's bankruptcy counsel and the rating agencies, making a security deposit (an "FCCR Security Deposit") to the extent necessary to raise the Fixed Charge Coverage Ratio to not less than 1.25 to 1 assuming the FCCR Security Deposit was utilized to make a Prepayment of Rent as provided in #3 above; provided, however, Lessee may not utilize the cure provision to the extent that the aggregate FCCR Security Deposit and Lease Security Deposit would exceed one year of Rent in the aggregate (it being expressly understood and agreed that Lessee may utilize a combination of Prepayment of Rent as provided in #3 above and FCCR Security Deposit to effectuate a cure as long as the aggregate FCCR Security Deposit and Lease Security Deposit would exceed one year of
                                    Rent). The FCCR Security Deposit may be made by Lessee depositing with Lessor an annually renewable clean irrevocable letter of credit from a bank and in a form acceptable to Lessor and Lender. In the event Lessee fails to renew or extend the letter of credit within 30 days of its scheduled expiration date, Lessor shall be entitled to draw upon the letter of credit and hold the proceeds thereof as hereinafter provided.

                           In the event Lessee elects to make a Prepayment of Rent as herein provided, the reduction in annual Rent Payments (the "Required Rent Reduction") and the amount of required Prepayment of Rent shall be calculated as follows:

                           1. Required Rent Reduction shall be equal to the annual Rent Payment prior to reduction x [(1 - (Actual Fixed Charge Coverage Ratio/ 1.25)], and

                           2. Required Prepayment of Rent shall be equal to Gross Purchase Price x [1 - (Actual Fixed Charge Coverage Ratio / 1.25)] x [1 - (2/3 of # of months elapsed on the

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[U.S. REALTY ADVISORS, LLC LOGO]                           Mr. Robert M. Vincent
                                                               February 21, 2001
                                                                    Page 6 of 13

                                    Master Lease/276)].

                           Notwithstanding the preceding formula, Lessor and Lessee shall seek to negotiate, prior to the closing of the contemplated transaction, a revised formula for calculating the Required Prepayment of Rent that will reduce the amount of rent required to be prepaid yet maintain Lessor's net economic return.

                           In the event Lessee elects to make an FCCR Security Deposit as herein provided, (i) no reduction or other adjustment of Rent shall be made and (ii) upon Lessee being in compliance with the Fixed Charge Coverage Ratio for a succeeding fiscal year and provided no other event of default shall have occurred and be continuing, the FCCR Security Deposit shall be returned to Lessee and no FCCR Security Deposit shall be required unless and until Lessee shall again fail to maintain the Fixed Charge Coverage Ratio. Upon expiration of the Master Lease and full performance of Lessee's obligations thereunder, the FCCR Security Deposit shall be returned to Lessee.

                           The term Fixed Charge Coverage Ratio shall mean the ratio of (a) retail sales less operating expenses from Lessee's financial statement before non-recurring items and after a corporate overhead allocation (equal to 5% of gross sales) plus depreciation and amortization expense and operating lease payments, to (b) the sum of any loan payments and operating lease payments which are associated with the Properties.

RIGHT OF FIRST OFFER       Lessee will have a right of first offer from Lessor
                           to Lessee whereby Lessor shall, prior to selling its interest in the Properties to any third party, first offer to sell such interest to Lessee by written offer setting forth all of the material business terms and conditions of the proposed sale. Lessee shall have 30 days to elect to accept such offer on such terms and conditions (with silence being deemed a rejection of such offer).

COOPERATION IN
SECURITIZATION             Seller acknowledges that the Financing will permit
                           Lender to securitize, sell, transfer, assign or sell participations in the Financing. Seller agrees to cooperate in good faith with Purchaser and Lender in connection therewith as provided in

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[U.S. REALTY ADVISORS, LLC LOGO]                           Mr. Robert M. Vincent
                                                               February 21, 2001
                                                                    Page 7 of 13

                           the Commitment, and shall pay its cost and expenses of such cooperation. Seller shall not be required to reimburse Lender or Purchaser for their respective out-of-pocket costs and expenses in connection with any such securitization. Lender, Lessor and Lessee shall each pay their own usual and customary attorneys' fees and other out-of-pocket expenses incurred in connection with the performance of their respective obligations under this paragraph, provided, however, Lessee shall not be responsible for any such expenses exceeding the sum of $7,500.

LEASE TERMINATION DUE TO
CASUALTY OR CONDEMNATION   In the event of the occurrence of a material casualty
                           or condemnation, the Lessee may restore the property and continue to operate such Property pursuant to the terms of the Master Lease or may, at its election, either offer to (i) make a rejectable offer to substitute a new Substitute Property (as defined below) or (ii) make a rejectable offer to purchase the Property affected by such casualty or condemnation at a price equal to a scheduled termination value (attached hereto as Exhibit C) plus, in the event of a casualty event only, a yield maintenance payment on the subject Property. If such rejectable offer is rejected by the Lessor, the lease obligation with respect to the subject Property shall terminate on the date specified in the termination notice and the insurance or condemnation proceeds shall be payable to the Lessor in connection with the applicable casualty or condemnation.

SUBSTITUTION               From and after the third anniversary (or prior
                           thereto in connection with a rejectable substitution offer made in connection with a failure of Lessee to satisfy the annual Fixed Charge Coverage Ratio),
                           Lessee shall have the option to make a rejectable offer to replace any Property with a Substitute
                           Property (as hereinafter defined), provided that (i) no event of default shall have occurred and be continuing beyond applicable notice and grace periods, and (ii) except as hereinafter provided, Lessee shall not have the right to substitute more than 25% of the Properties in the aggregate
                           (expressed as a whole number) (the "Maximum
                           Substitution Threshold") inclusive of any and all substitutions made pursuant to Lessee's right to make rejectable substitution offer in the event Lessee fails to maintain the Fixed Charge Coverage Ratio (as described above). Notwithstanding the foregoing, if at any time (x) the Lessee shall have substituted

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[U.S. REALTY ADVISORS, LLC LOGO]                           Mr. Robert M. Vincent
                                                               February 21, 2001
                                                                    Page 8 of 13

                           Properties in an aggregate number equal to the Maximum Substitution Threshold (inclusive of any and all substitutions made pursuant to Lessee's right to make a rejectable substitution offer in the event Lessee fails to maintain the Fixed Charge Coverage Ratio (as described above)), and (y) thereafter Lessee does not achieve the applicable annual Fixed Charge Coverage Ratio within thirty (30) days following notice from Lessor, Lessee shall be entitled to make a rejectable offer to substitute one or more properties in order to raise the Fixed Charge Coverage Ratio to not less than 1.25 to 1 as contemplated under the Section entitled "Aggregate Fixed Charge Coverage Ratio" above notwithstanding that Lessee has otherwise met the Maximum Substitution Threshold.

                           The term Substitute Property means a property which
                           (i) has fair market value (as determined by Lessor's and Lender's respective standard valuation methods) at least equal to the greater of the value of the existing Property (a) as of the date of the substitution or (b) as of the initial closing date;
                           (ii) has a Fixed Charge Coverage Ratio at least equal to or greater than the Property being replaced; (iii) the improvements constituting a part of such Substitute Property have a remaining useful life substantially equivalent to, or better than, that of the improvements constituting a part of the Property replaced; (iv) is located in (a) the same state as the Property is then located, or (b) in another state acceptable to Lessor in Lessor's reasonable discretion; and (v) has a use consistent with the Master Leases. Lessee shall be responsible for all reasonable costs and expenses of Lessor and Lender associated with such substitution.

LIMITATION OF CORPORATE
DEBT The Master Lease shall provide that Lessee is prohibited from incurring total funded indebtedness following any tender offer for any of its outstanding shares of more than $70,000,000.00 provided, however, such limitation shall not apply to the-then remaining balance of Lessee's currently existing indebtedness to Metropolitan Life Insurance Company, which as of December 31, 2000 was $4,320,039. The foregoing limitation on funded indebtedness shall be eliminated if a tender offer for its outstanding shares does not occur within 36 months after closing of the transaction contemplated herein.

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[U.S. REALTY ADVISORS, LLC LOGO]                           Mr. Robert M. Vincent
                                                               February 21, 2001
                                                                    Page 9 of 13

CHANGE OF CONTROL          If Uno is no longer a public company and Aaron
                           Spencer wishes to transfer ownership in shares of common stock currently owned by him such that as a result of such transfer he no longer owns more than fifty one percent (51%) of the outstanding common stock of Lessee, such transfer shall be subject to Lessor's and Lender's consent; provided, however, that Lessor and Lender shall not unreasonably withhold such consent if (i) Lessee shall agree to thereafter maintain a Corporate Fixed Charge Coverage
                           Ratio (as defined below) of not less than 1.20 to 1 and (ii) Lessor and Lender receive evidence satisfactory to them that the following members of existing management will remain in place after such transfer: (a) Craig S. Miller, as President and CEO,
                           (b) Robert L. Vincent, Executive Vice President and
                           Chief Financial Officerand (c) Paul W. MacPhail,
                           Executive Vice President and Chief Operating Officer.
                           For purposes hereof, the term "Corporate Fixed Charge
                           Coverage Ratio" shall mean the ratio of (a) the sum of net income, depreciation and amortization, interest expense and operating lease expense, to (b) the sum of operating lease payments, current maturities of long term debt, current maturities of capital leases, and interest expense.

SUBLEASING                 Lessee will have the right to sublease the Properties
                           at any time without the consent of the Lessor or the Lender provided (i) no default or event of default shall have occurred and be continuing, (ii) the sublease is subordinate to the Master Lease, (iii)
                           Lessee remains liable under the Master Lease notwithstanding such sublease and (iv) the use of the Property is otherwise consistent with the use provisions of the Master Lease.

INDEMNITY                  Lessee will indemnify the Lessor on an after tax
                           basis against any costs (including reasonable attorney's fees), losses, and liabilities arising out of or related to the Properties, including, without limitation, the condition of title, operation, leasing, environmental condition thereof, or any act or omission of Lessee. Excepted from Lessee's indemnification of Lessor is any liability or loss arising from the gross negligence or willful misconduct on the part of the Lessor; provided, however, for purposes hereof, the term gross negligence shall not include gross negligence imputed as a matter of law by reason of the Lessor's interest in the Properties or its act or

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[U.S. REALTY ADVISORS, LLC LOGO]                           Mr. Robert M. Vincent
                                                               February 21, 2001
                                                                   Page 10 of 13

                           omission with respect to matters that are the obligation of Lessee under the Lease.

CLOSING COSTS              Lessee will pay all transfer taxes, title fees and
                           expenses, its own attorney's fees, environmental insurance, and to the extent necessary, appraisal fees and all other costs and fees customarily paid by a Seller in a bond sale/leaseback transaction. If at any time prior to the Closing, Purchaser determines that its out-of-pocket expenses in connection with the Transaction exceed the Sale/Leaseback Fee (as hereinafter defined), upon the request of Purchaser, Seller will promptly pay such shortfall to Purchaser.

                           Purchaser will pay (i) Lender's fee, (ii) costs related to the procurement of residual value insurance from RVI, (iii) Lender's attorney's fees,
                           (iv) its own attorney's fees, and (v) Purchaser's reasonable out-of-pocket costs. Items (iii) through
                           (v) would be considered capitalized closing costs (the "Closing Costs") payable out of the Gross Purchase Price.
                           If the transaction does not close for any reason other than Purchaser's default, the Lessee will be responsible for all out-of-pocket expenses incurred by the Purchaser in connection with the transaction, including, but not limited to, legal fees, lender's legal fees and due diligence expenses.

                           Seller shall, simultaneously with the execution hereof, pay to Purchaser one percent (1%) of the Gross Purchase Price ("Sale/Leaseback Fee"). If the transaction does not close for any reason other than Seller's default, the Sale/Leaseback Fee, less all out-of-pocket expenses incurred by the Purchaser in connection with the transaction, including, but not limited to, legal fees, Lender's fees and expenses and due diligence expenses, shall be refunded to Seller. Upon closing of the transaction, the Sale/Leaseback Fee shall be earned and non-refundable.

DUE DILIGENCE DOCUMENTS    Seller will provide Purchaser with copies of existing
                           title commitments, surveys and environmental assessments for the Properties in the possession of the Seller.

CLOSING CONDITIONS         Upon Seller's and Purchaser's execution of this
                           Agreement, payment of the Expense Deposit and Lender's issuance of a financing commitment, Purchaser is prepared to begin

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[U.S. REALTY ADVISORS, LLC LOGO]                           Mr. Robert M. Vincent
                                                               February 21, 2001
                                                                   Page 11 of 13

                           immediately negotiating documentation, due diligence and other required elements of the transaction. The closing of this transaction is subject to:

                           (1) Purchaser's and Lender's approval and acceptance of each of the Properties in their respective reasonable discretion including, without limitation, the satisfactory review of property-level economics;

                           (2) Purchaser's and Lender's review and approval of title, ALTA surveys for the Properties, the Master Leases, site inspection reports and other customary items of real estate due diligence and no material adverse change with respect to each of the Properties between the date of such approval and closing;

                           (3) mutual acceptance of transaction documents, perfection of liens on the land, building and improvements (including real estate and trade fixtures) and satisfaction of customary closing conditions and due diligence acceptable in form and substance to all parties and their respective legal counsel;

                           (4) no material adverse change of Lessee's financial condition between the date of this Agreement and closing; and

                           (5)      Closing of the Financing.

OUTSIDE CLOSING DATE       On or before March 31, 2001.

BROKERAGE/ADVISORY         Purchaser and Seller each represent and warrant that
                           it has dealt with no broker which is entitled to a real estate commission as a result of this transaction. Seller and Purchaser shall each indemnify the other from any loss, liability, cost and expense, including reasonable attorney's fees, arising from its breach of the foregoing representation.

EXCLUSIVITY                After the parties have executed this Agreement,
                           Seller agrees to withdraw the Properties from the market to negotiate in good faith exclusively with Purchaser to reach agreement on the transaction contemplated hereby.

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[U.S. REALTY ADVISORS, LLC LOGO]                           Mr. Robert M. Vincent
                                                               February 21, 2001
                                                                   Page 12 of 13

NON-DISCLOSURE             Seller and Purchaser agree not make any public
                           disclosure of this Agreement, or the transactions contemplated hereby without the prior written consent of the other and Lender, except as may be required by law or legal process. Notwithstanding the foregoing, Purchaser and Lender shall not withhold their consent to the disclosure of the general business terms of this Agreement (excluding rental constants but including the Purchase Price and number of Properties covered by the transaction) to Seller's bankers, investment bank analysts, rating agencies, investors and others who are not competitors of Purchaser or Lender. Notwithstanding the foregoing, there is no restriction (either express or implied) on any disclosure or dissemination of the tax structure or tax aspects of the transactions contemplated by this Agreement or the any documents executed pursuant hereto. Further, each party hereto acknowledges that it has no proprietary rights to any tax matter or tax idea or to any element of the transaction structure contemplated hereby.

This Agreement summarizes some of the major business points relating to the transaction described above, it being understood that other material terms of the proposed transaction are not yet agreed upon and still must be agreed upon to the mutual satisfaction of the parties in their respective sole discretion.

This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but when taken together all such counterparts shall constitute but one agreement and either party may execute this Agreement by executing any one or more of such counterparts.

This Agreement shall be valid only if executed by both parties within five (5) business days from the date hereof.

Very truly yours,

U. S. REALTY ADVISORS, LLC

/s/ David Ledy
----------------------------------
By:      David Ledy
         Partner

[U.S. REALTY ADVISORS, LLC LOGO]                           Mr. Robert M. Vincent
                                                               February 21, 2001
                                                                   Page 13 of 13

Accepted and Agreed to as of the   day of February, 2001

UNO RESTAURANT CORPORATION


/s/ Robert M. Vincent
----------------------------------
Robert M. Vincent
Executive Vice President, CFO & Treasurer